Yuengling’s Ice Cream Corporation

One Glenlake Parkway, #650,

Atlanta, Georgia 30328

Phone: 404-885-6045

May 4, 2022

Securities and Exchange Commission

Washington DC

Division of Corporation Finance,

Office of Manufacturing

Yuengling’s Ice Cream Corp (f/k/a/ Aureus, Inc.)

Offering Statement on Form 1-A (Reg. A)

Filed May 4, 2021, Amended July 14, 2021, Amended July 29, 2021,

Post Qualification Amendment No. 1 Filed on October 8, 2021, Post Qualification Amendment No. 2 filed on December 20, 2021,

Post Qualification Amendment No. 3 filed on March 4, 2022, Post Qualification Amendment No. 4 filed on April 8, 2022 and Post Qualification Amendment No. 5 filed on April 18, 2022.

File No. 024-11517

Dear Sir or Madam,

I am writing in response to the SEC’s letter to Yuengling’s Ice Cream Corporation (the “Company”) dated April 27, 2022.

Question #1: Please provide us with a clear and full analysis of whether financial statements and pro forma information for each of your planned acquisitions of Revolution Desserts LLC and the production facility are required pursuant to Part F/S of Form 1-A and Rules 8-04 and 8-05 of Regulation S-X.

Production Plant

i)	Is the acquisition of the production plant “of business” as described in Rule 11-01(d) of Regulation S-X. For purposes of responding to this question, the Company will concede that the production plant is a business. Notwithstanding whether the production plant is a business, the Letter of Intent was non-binding and exclusivity has ended, so the Letter of Intent has expired by its terms. As more fully discussed below, the Company believes the closing is not probable.

ii)	Is the acquisition of the production plant probable and support any conclusion to the contrary? While the Company and the production plant have signed a non-binding Letter of Intent, exclusivity under the Letter of Intent has expired, the owners of the production plant may market the facilities to other prospective buyers, and as such the Company now believes the completion of the transaction is uncertain at best. In addition, the production plant has operational obligations that requires the focus of its owners, which means they are not focused on closing the transaction. The Company is focused on obtaining Reg. A effectiveness and qualification from the SEC to raise capital for acquisition funding. The Company and the production plant have remained in communication but have not advanced discussions or entered into a new Letter of Intent. Optimistically, the Company would like resume negotiations and close prior to June 30, 2022, as indicated in the Reg. A Post Qual filed on April 18, 2022, but without exclusivity under a Letter of Intent and numerous closing conditions, closing is not probable.

iii)	Provide our supporting calculations of each of the significance tests outlined Rule 1-02(s) of Regulation S-W. Tell us the amount and nature of the planned consideration for the production plant transaction. The Company’s intent with respect to acquiring the assets of the production plant, is twofold. First the production plant has inventory with a value of approximately $65,000. Second, the production plant has equipment with a value of approximately $400,000. The Company intends to license the brand associated with the production facility and develop a distribution network. The total consideration to be paid is approximately $600,000.

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Revolution Desserts, LLC

i)	Is the acquisition of Revolution Desserts “of business” as described in Rule 11-01(d) of Regulation S-X? For purposes of responding to this question, the Company will concede that Revolution Desserts, LLC (the “Target”) is a business. Notwithstanding whether the Target is a business, the acquisition has not closed and is not probable. Under Rule 3-05 of Regulation S-X, the Company must include the financial statements of the Target if the acquisition of a significant “business” has occurred or, under circumstances discussed herein with respect to registration statements or proxy statements, is “probable.” The acquisition has not occurred and again as more fully described below the Company believes that closing is not probable.

ii)	Is the acquisition of Revolution Desserts probable and support any conclusion to the contrary? As more fully described in this response and the following response, the closing of the acquisition with the Target is not probable. The parties have executed Definitive Agreement that includes several closing conditions, the most important of which is the effectiveness and qualification of the Company’s Reg. A. Because of the amount of time that has passed and the continuing comments from the SEC, the Letter of Intent by and between the Company and the Target was nearing expiration. Accordingly, to agree to extend the Letter of Intent, the Target required that the Letter of Intent not be binding, because the financing for the purchase price was and is uncertain.

iii)	Provide our supporting calculations of each of the significance tests outlined Rule 1-02(s) of Regulation S-W. Tell us the amount and nature of the planned consideration for the Revolution Desserts transaction. An advisor for the Company completed the significance tests. The Company is within the requirements for the Investment Test and the Income Test. However, the Company was outside the parameters for the Asset Test. When discussing a waiver, the SEC Accounting representative, Stephanie Sullivan, indicated that the Company did not pass the Sales Test. Notwithstanding the significance tests, the Company believes that because the Letter of Intent is non-binding, the extent of the closing conditions and the uncertainty with respect to funding, the Company is uncertain about closing the transaction. The planned consideration for the transaction, should it close, includes $315,000 in cash and preferred stock that when converted, accounts for 38% of the outstanding common stock in the Company.

Question #2

In addition, please refer to your response dated April 18, 2022, and clarify for us whether it is your determination that the acquisition of Revolution Desserts now is no longer probable. Please address the following:

Provide us with a robust discussion of the factors you considered in initially concluding that the acquisition was probable and how, if any, those factors have changed. In this regard, please note that an assessment of probability requires consideration of all available facts and that having a “binding” versus “non-binding” letter of intent would only be one of several factors considered in determining whether consummation of the transaction is probable.

FRM paragraph 2005.4 provides that the assessment of “probability” requires consideration of all available facts and that an acquisition is probable where the registrant’s financial statements alone would not provide adequate financial information to make an investment decision. In practice, factors that may be considered to determine whether an acquisition is “probable” include the following: (i) a signed definitive agreement; (ii) a binding letter of intent; (iii) approval from the board of directors or shareholders of the seller and target companies; (iv) submission of transaction terms to regulatory authorities for approval; (v) receipt of required third-party approvals or consents material to the transaction; (vi) incurrence of financial penalties if acquisition is not consummated; and (vii) a public announcement of the acquisition.

Analyzing these factors, the Company believes closing the transaction is not probable. While there is a signed definitive agreement, (a) the current Letter of Intent is non-binding, because the original Letter of Intent was set to expire on April 30, 2022, and the Target would only agree to sign an extension of exclusivity (due primarily to the uncertainty of the Company being able to fund the closing) if the transaction was non-binding; (b) neither the board of directors nor the shareholders of either the Company or the Target have approved closing the transaction; (c) neither the Company nor the Target have initiated obtaining third-party approvals; and (d) there has been no public announcement. Moreover, the Company believes the closing is not probable, because if any of these conditions are not met, the transaction will not close.

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Tell us how you considered the expected May 2022 closing date of the transaction in your determination of probability. Previously, the Company indicated a May 31, 2022, closing date, because the Company believed it adequately responded to the SEC’s prior comments and effectiveness and qualification of the Reg A. was imminent. Since then, the Company and the Target have executed a Definitive Agreement, which provides that if the closing conditions are not met, which include the effectiveness and qualification of the Company’s Reg. A, the associated capital raising, board and stockholder approvals, and the execution of various secondary and ancillary documents that have yet to be negotiated and finalized, the transaction will not close.

Explain to us how your determination considered that the assets of Revolution Desserts appear to be more than 50% of your own total assets based on the balance sheet amounts previously included in Exhibit 7.9. In this regard, as explained in FRC 506.02(c)(ii), note that an acquisition is deemed probable where the registrant’s financial statements alone would not provide adequate financial information to make an investment decision. To make the 50% determination, the Company divide the Targets assets, the approximate value of which are $259,069, by the Company’s total assets, the approximate value of which are $437,417, resulting in a calculation that the Target’s assets are 59.23% of the Company’s assets.

Identify for us the material terms of, and highlight all changes between, your “binding” letter of intent and your new “non-binding” letter of intent with Revolution Desserts, and tell us whether Board of Director approval was required and, if so, obtained, on either side.

The material changes are the “non binding” component, the dates associated with the proposed closing, the date of the filing, the removal of the Target’s unaudited prepared financials, and a brief statement in the explanatory paragraph indicating these changes. Neither party obtained board approval.

Describe to us the overall status of negotiations and provide us with an expected chronological timeline of pending events that must be accomplished before the expected closing date in May 2022. Discuss all open contingencies and explain why you believe they will be resolved by the expected closing date. A non-binding agreement was signed on April, 20, 2022; a Definitive Agreement was signed on April 30, 2022; during the month of May, the Company and the Target will endeavor to finalize the closing conditions in the Definitive Agreement (e.g., employment agreements, award agreement, stockholder and board resolutions), the most important of which being the effectiveness and qualification of the Company’s Reg. A, and associated fund raising.

Please contact me if you have any questions or would like to discuss anything further.

Very truly yours,

/s/ Robert C. Bohorad
Name: Robert C. Bohorad
Title: President and Chief Executive Officer

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